April 9, 2012
VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549
Attention:	Craig D. Wilson Ryan Rohn

Re:	Citrix Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 23, 2012 File No. 000-27084

Gentlemen:
This letter is submitted on behalf of Citrix Systems, Inc. (the “Company” or “we” or “Citrix”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to David J. Henshall dated March 29, 2012 (the “Comment Letter”) with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), as amended. For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.
Notes to Consolidated Financial Statements
Note 10. Commitments and Contingencies
Legal Matters, page F‑29

1.
If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450‑20‑50. Please include your proposed disclosures in your response.

Response 1:
In connection with the preparation and filing of the Company's financial statements, we consider the Company's legal contingencies in accordance with ASC 450-20-50. As a result of such review in connection with the preparation of our Form 10-K, management determined that as of December 31, 2011 and through the time of filing our Form 10-K, it was not reasonably possible that the ultimate outcomes of our litigation matters would materially and adversely affect the Company's business, financial position, results of operations or cash flows. In response to the Staff's comment, we would propose to include in our future periodic reports filed with the Securities and Exchange Commission (the “Commission”), to the extent then applicable, the disclosure included as Exhibit A to this letter. When the likelihood of a material loss becomes at least reasonably possible, we will revise such disclosure to provide an estimate of the reasonably possible loss or range of the reasonably possible loss or a statement that such an estimate cannot be made.

Note 11. Income Taxes, page F‑29

2.
We note that you break-out current taxes between federal and foreign in your table on page F‑30. Please tell us why you do not similarly break-out your deferred taxes between federal and foreign. Refer to Rule 4‑08(h) of Regulation S‑X.

Division of Corporation Finance
Securities and Exchange Commission
April 9, 2012

Response 2:

We considered the requirements of Rule 4-08(h) of Regulation S-X and the comment is duly noted. The total amount of foreign deferred income tax benefit for 2011, 2010, and 2009 was $2.8 million, $5.3 million and $2.4 million, respectively. In reference to our Form 10-K, we believe that the deferred foreign income tax benefit is not material for disclosure in our financial statements for the periods presented. After further considering the requirements of Rule 4-08(h) of Regulation S-X, however, we agree that we should break-out our foreign deferred income tax benefit from our total deferred income tax benefit and disclose it separately. We respectfully request to make this disclosure on a prospective basis and will include such disclosure in our future periodic reports filed with the Commission.

3.	Please tell us your considerations of providing disclosures pursuant to FASB ASC 740‑30‑50‑2(c).

Response 3:

With respect to the requirements of ASC 740-30-50-2(c), we determined that it was not practicable to estimate the amount of the unrecognized deferred tax liability due to the complexity of our international holding company structure, layers of regulatory requirements that have to be evaluated to determine the amount of allowable dividends, the various possible tax structures that could be created to facilitate the repatriation of earnings to the United States and the complexity of computing foreign tax credits. In future periodic reports filed with the Commission, we will disclose that it was not practicable to determine the amount of unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries.
*    *    *
As requested in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions concerning the enclosed matters, please contact the undersigned at (954) 267-3083.
Sincerely,

/s/ David J. Henshall
David J. Henshall
Executive Vice President, Operations and Chief Financial Officer

cc:	Mark B. Templeton, Chief Executive Officer, Citrix Systems, Inc.
Stuart M. Cable, Goodwin Procter LLP

Exhibit A

Legal Matters

The Company accrues a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Company's views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Company's accrued liabilities would be recorded in the period in which such determination is made. For the matters referenced below, the amount of liability is not probable or the amount cannot be reasonably estimated; and, therefore, accruals have not been made. In addition, in accordance with the relevant authoritative guidance, for matters which the likelihood of material loss is at least reasonably possible, the Company provides disclosure of the possible loss or range of loss; however, if a reasonable estimate cannot be made, the Company will provide disclosure to that effect.

Due to the nature of the Company's business, it is subject to patent infringement claims, including current suits against it or one or more of its wholly-owned subsidiaries alleging infringement by various Company products and services. The Company believes that it has meritorious defenses to the allegations made in its pending cases and intends to vigorously defend these lawsuits; however, it is unable currently to determine the ultimate outcome of these or similar matters. In addition, the Company is a defendant in various litigation matters generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcomes of these cases, the Company believes that it is not reasonably possible that the ultimate outcomes will materially and adversely affect its business, financial position, results of operations or cash flows.